    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2002
                                             1933 ACT REGISTRATION NO. 333-XXXXX
                                             1940 ACT REGISTRATION NO. 811-21029
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                    LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                            VARIABLE LIFE ACCOUNT Y

                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                              (NAME OF DEPOSITOR)

               100 Madison Street, Suite 1860, Syracuse, NY 13202

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (888) 223-1860

       Robert O. Sheppard, Esquire                    COPY TO:
Lincoln Life & Annuity Company of New York     Christine S. Frederick,
      100 Madison Street, Suite 1860                   Esquire
            Syracuse, NY 13202                  The Lincoln National
 (NAME AND ADDRESS OF AGENT FOR SERVICE)       Life Insurance Company
                                                  350 Church Street
                                                 Hartford, CT 06103

      APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement, and continuously thereafter.
  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  1                            Cover Page; Highlights

  2                            Cover Page

  3                            *

  4                            Distribution of Policies

  5                            LLANY, the Separate Account and the General
                               Account

  6(a)                         LLANY, the Separate Account and the General
                               Account

  6(b)                         *

  9                            Legal Proceedings

  10(a)-(c)                    Right-to-Examine Period; Policy Liquidity; Policy
                               Values Reports to Owners; Registration Statement

  10(d)                        Policy Liquidity; Policy Values, Transfers and
                               Allocation Among Accounts

  10(e)                        Lapse and Reinstatement

  10(f)                        Funds -- Voting Rights

  10(g)-(h)                    LLANY, the Separate Account and the General
                               Account; Funds -- Substitution of Securities

  10(i)                        Premium Features; Transfers and Allocations Among
                               Accounts; Death Benefits; Policy Values; Tax
                               Issues; Payment of Death Benefit Proceeds

  11                           Cover Page; Funds

  12                           Funds; Financial Statements

  13                           Highlights; Charges and Fees

  14                           Application; Right-to-Examine Period; The Policy

  15                           Premium Features; Right-to Examine Period;
                               Transfers and Allocation Among Accounts

  16                           LLANY, the Separate Account and the General
                               Account; Funds

  17                           Policy Liquidity; Tranfers and Allocation Among
                               Accounts

  18                           LLANY, the Separate Account and the General
                               Account; Policy Values; Financial Statements

  19                           Reports to Owners

  20                           *

  21                           Policy Liquidity -- Policy Loans

  22                           LLANY, the Separate Account and the General
                               Account

  23                           State Regulation

  24                           Other Policy Provisions

  25                           LLANY, the Separate Account and the General
                               Account

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  26                           Highlights; Charges and Fees; Financial
                               Statements

  27                           LLANY, the Separate Account and the General
                               Account

  28                           Directors and Officers of LLANY

  29                           LLANY, the Separate Account and the General
                               Account

  30                           *

  31                           *

  32                           *

  33                           *

  34                           *

  35                           Distribution of Policies

  36                           *

  37                           *

  38                           Distribution of Policies

  39                           Distribution of Policies

  40                           *

  41(a)                        Distribution of Policies

  42                           *

  43                           *

  44                           Funds; Premium Features; Policy Values;
                               Highlights; Financial Statements

  45                           *

  46                           Policy Liquidity; Policy Values; Charges and
                               Fees; Transfers and Allocation Among Accounts

  47                           LLANY, the Separate Account and the General
                               Account; Funds; Policy Values; Transfers and
                               Allocation Among Accounts

  48                           *

  49                           *

  50                           LLANY, the Separate Account and the General
                               Account

  51                           Cover Page; Highlights; Death Benefits;
                               Beneficiary; Lapse and Reinstatement; Premium
                               Features; Financial Statements; Transfers and
                               Allocation Among Accounts

  52                           Funds

  53                           Tax Issues

  54                           *

  55                           *

* Not Applicable

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y

HOME OFFICE LOCATION:
100 MADISON STREET
SUITE 1860
SYRACUSE, NY 13202
(888) 223-1860

ADMINISTRATIVE OFFICE:
PERSONAL SERVICE CENTER MVLI
350 CHURCH STREET
HARTFORD, CT 06103-1106
(877) 896-6206

--------------------------------------------------------------------------------

               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              BENEFITS PAYABLE ON DEATH OF SECOND OF TWO INSUREDS
--------------------------------------------------------------------------------

This Prospectus describes American Legacy SVUL-II, a flexible premium variable life insurance contract (the "Policy"), offered by Lincoln Life & Annuity Company of New York ("LLANY" "we", "our" or "us"). The Policy provides death benefits when the second of the two named Insureds dies (a "Second Death Policy").

The Policy features include: flexible premium payments; a choice of one of three death benefit options; and a choice of underlying investment options.

It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. You should carefully read this Prospectus and the Prospectuses of the Funds furnished with this Prospectus, to understand the Policy being offered.

The Policy described in this Prospectus is available only in New York.

You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account Y ("Separate Account"). Each Sub-Account invests in one of the funds listed below.

                          AMERICAN FUNDS INSURANCE SERIES (AFIS)

                          AFIS Asset Allocation Fund (Class 2)

                          AFIS Blue Chip Income and Growth Fund (Class2)

                          AFIS Bond Fund (Class 2)

                          AFIS Cash Management Fund (Class 2)

                          AFIS Global Discovery Fund (Class 2)

                          AFIS Global Growth Fund (Class 2)

                          AFIS Global Small Capitalization Fund (Class 2)

                          AFIS Growth Fund (Class 2)

                          AFIS Growth-Income Fund (Class 2)

                          AFIS High-Yield Bond Fund (Class 2)

                          AFIS International Fund (Class 2)

                          AFIS New World Fund (Class 2)

                          AFIS U.S. Government/AAA-Rated Securities Fund (Class 2)

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

                       PROSPECTUS DATED: ________________

                               TABLE OF CONTENTS

CONTENTS                                  PAGE
--------                                --------
HIGHLIGHTS............................      3
  Initial Choices To Be Made..........      3
  Death Benefit.......................      4
  Amount of Premium Payment...........      4
  Selection of Funding Vehicles.......      5
  Charges and Fees....................      5
  Fund Expenses.......................      6
  Changes in Specified Amount.........      7
LLANY, THE SEPARATE ACCOUNT AND THE
 GENERAL ACCOUNT......................      7
BUYING VARIABLE LIFE INSURANCE........      8
  Replacements........................      9
APPLICATION...........................      9
OWNERSHIP.............................     10
BENEFICIARY...........................     10
INSUREDS..............................     11
THE POLICY............................     11
  Policy Specifications...............     11
PREMIUM FEATURES......................     11
  Planned Premiums; Additional
   Premiums...........................     11
  Limits on Right to Make Payments of
   Additional and Planned Premiums....     12
  Premium Load; Net Premium Payment...     12
RIGHT-TO-EXAMINE PERIOD...............     12
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS.............................     12
  Allocation of Net Premium
   Payments...........................     12
  Transfers...........................     12
  Optional Sub-Account Allocation
   Programs...........................     13
    Dollar Cost Averaging.............     13
    Automatic Rebalancing.............     14
POLICY VALUES.........................     14
  Accumulation Value..................     14
  Separate Account Value..............     14
    Variable Accumulation Unit
     Value............................     15
    Variable Accumulation Units.......     15
  Fixed Account and Loan Account
   Value..............................     15
  Net Accumulation Value..............     15
FUNDS.................................     16
  Substitution of Securities..........     18
  Voting Rights.......................     18
  Fund Participation Agreements.......     18
CHARGES AND FEES......................     18
  Premium Load; Net Premium Payment...     19
  Deductions Made Monthly.............     19
    Monthly Deduction.................     19
    Cost of Insurance Charge..........     19
  Mortality and Expense Risk Charge...     20
  Surrender Charges...................     20
  Transaction Fee for Excess
   Transfers..........................     21
DEATH BENEFITS........................     21
  Death Benefit Options...............     21
  Changes in Death Benefit Options and
   Specified Amount...................     22
  Federal Income Tax Definition of
   Life Insurance.....................     23

CONTENTS                                  PAGE
--------                                --------

NOTICE OF DEATH OF INSUREDS...........     23
PAYMENT OF DEATH BENEFIT PROCEEDS.....     23
  Settlement Options..................     23
POLICY LIQUIDITY......................     24
  Policy Loans........................     24
  Partial Surrender...................     25
  Surrender of the Policy.............     26
    Surrender Value...................     26
  Deferral of Payment and Transfers...     26
ASSIGNMENT; CHANGE OF OWNERSHIP.......     26
LAPSE AND REINSTATEMENT...............     27
  Lapse of a Policy...................     27
  Reinstatement of a Lapsed Policy....     28
COMMUNICATIONS WITH LLANY.............     28
  Proper Written Form.................     28
  Telephone Transaction Privileges....     28
OTHER POLICY PROVISIONS...............     29
  Issuance............................     29
  Date of Coverage....................     29
  Right to Exchange the Policy........     29
  Maturity of the Policy..............     29
  Incontestability....................     30
  Misstatement of Age or Gender.......     30
  Suicide.............................     30
  Riders..............................     30
  Nonparticipating Policies...........     31
TAX ISSUES............................     31
  Taxation of Life Insurance Contracts
   in General.........................     31
  Policies which are MECS.............     32
  Policies which are not MECS.........     33
  Last Survivor Contract..............     33
  Other Considerations................     34
  Tax Status Of LLANY.................     35
FAIR VALUE OF THE POLICY..............     35
DIRECTORS AND OFFICERS OF LLANY.......     35
DISTRIBUTION OF POLICIES..............     37
CHANGES OF INVESTMENT POLICY..........     38
OTHER CONTRACTS ISSUED BY LLANY.......     38
STATE REGULATION......................     38
REPORTS TO OWNERS.....................     38
ADVERTISING...........................     39
LEGAL PROCEEDINGS.....................     39
EXPERTS...............................     39
REGISTRATION STATEMENT................     39
Appendix 1............................     40
  Illustrations of Accumulation
   Values, Surrender Values, and Death
   Benefit Proceeds...................     40
Appendix 2............................     45
  Corridor Percentages................     45
Financial Statements..................
  Lincoln Life & Annuity Company
   of New York 12/31/01...............    S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy. Your Policy insures two Insureds. If one of the Insureds dies, the Policy pays no death benefit. Your Policy will pay the death benefit only when the second Insured dies. A "second-to-die" policy might be suitable when both of the Insureds have income of their own and only want to provide financial support for their dependents if both of them should die, or to provide liquidity to heirs when the Second Insured dies. If replacement income or immediate cash liquidity is needed upon the death of one Insured, this type of policy may not be suitable.

                    The Policy's value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a "second-to-die" variable life insurance policy. As a death benefit is only paid upon the second Insured's death, this Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount, depends on the investment results of the funding options you select.

                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies and contracts also provide values that vary in accordance with the investment experience of a separate account of LLANY.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. LLANY reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the three Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.

                    You may also choose No Lapse Provisions and Riders offered for this Policy. These may alter the benefits or charges in the Policy and may have tax consequences to you. See page 30.

                    DEATH BENEFIT

                    The Death Benefit is the amount LLANY pays to the Beneficiary(ies) when the second Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. LLANY calculates the Death Benefit payable as of the date of the second Insured's death.

                    When you purchase your Policy, you must choose one of three Death Benefit Options:

                    1) the Specified Amount (as explained in the Death Benefits
                       Section) found on the Policy's Specification Page; or
                    2) the sum of the Specified Amount and the Net Accumulation
                       Value (as explained in the Policy Values Section); or
                    3) the sum of Specified Amount and the Accumulated Premiums
                       (all premiums paid minus the Cumulative Policy Factor (as defined in the Death Benefits Options Section), if that Factor is elected).

                    If you choose Death Benefit Option 1 or 2, you may also choose a "No Lapse Provision" at the time of application. This means that the Policy will not lapse regardless of the gains or losses of the Funds you select as long as you pay the No Lapse Premium shown in the Policy Specifications. There are 3 levels of No Lapse Protection for which you may qualify:

                    1) a guarantee to maturity (younger insured age 100), or
                    2) a guarantee for the first 20 Policy Years, or
                    3) a guarantee for the first 10 Policy Years.

                    The level of protection will depend upon the actual premium paid. Within these periods, the Initial Death Benefit under your Policy will be guaranteed even though your Net Accumulation Value is insufficient to pay your current Monthly Deductions. The No Lapse Provision is available for no additional charge. Loans or partial surrenders may jeopardize the No Lapse Provision. See page 27.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within certain limits. (See page 11.)

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 19) increase as the Insureds get older.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. (See page 27.)

                    When you first receive your Policy you will have 10 days to review it. This is called the "Right-to-Examine" time period. Use this time to review your Policy and make sure that it meets your needs. During this time period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. (See page 12.)

                    SELECTION OF FUNDING VEHICLES

                    VARIABLE ACCOUNT

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the Funds, you take all the investment risk on that money. This means that if the Sub-Accounts you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If they lose value, so does your Policy. Each fund has its own investment objective. You should carefully read each fund's Prospectus before making your decision.

                    You must choose the Sub-Accounts in which you want to place each Net Premium Payment. These "Sub-Accounts" make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. You may also place your Net Premium Payment or part of it into the Fixed Account. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. (See page 12.)

                    FIXED ACCOUNT

                    You may also use LLANY's Fixed Account to fund your Policy. Net Premium Payments made into the Fixed Account:

                     - become part of LLANY's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at LLANY's discretion. For additional information, see page 8.

                    CHARGES AND FEES

                    LLANY may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                     - A premium load of no more than 8% from each Premium
                       Payment during the first 15 Policy Years, and no more than 5% thereafter.
                     - A $10 monthly deduction for administrative purposes.
                     - A monthly maximum charge of $0.15 per $1000 of initial
                       Specified Amount for distribution associated expenses for the first 120 months from issue date or from the date of an increase in Specified Amount. If an increase occurs, your current insurance age will be your issue age for the new coverage.
                     - A Cost of Insurance charge based on sex, issue age,
                       duration and premium class of each Insured.
                     - A daily mortality and expense risk charge which is at an annual rate of 0.80% and is guaranteed not to exceed that.

                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you the current expense levels for each Fund.

                    Each Policy Year you will be allowed to make 12 transfers between funding options. Beyond 12 transfers, a $25 fee may apply. (See page 12.)

                    SURRENDER IN FULL. You may surrender the Policy in full. If you do so during the first 15 policy years we retain a certain amount as a Surrender Charge, and deduct it from the amount due you. In the event of a full surrender of the Policy, the maximum surrender charge per $1,000 of Specified Amount will not exceed $37.40. Also, if you surrender in full during the first 15 years of any increase in Specified Amount, we retain a certain amount as a Surrender Charge for surrendering the increase, in addition to any existing surrender charge for the original Policy. In the event of a full surrender of the Policy, the maximum Surrender Charge per $1,000 of Specified Amount will not exceed $37.40. PARTIAL SURRENDER. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. (See page 25.)

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal. Upon issue, there is a one-time administrative charge of not more than $250 for this Rider. See page 30.

                    You may borrow within described limits against the Policy. If you borrow against your Policy, interest will be charged to the Loan Account, at an annual interest rate of 8%. For the first ten Policy Years interest will be credited to the Loan Account Value at the annual rate of interest charged for a loan minus 1%. For Policy Years eleven and beyond, interest will be credited at an annual rate equal to the current interest rate charged. (See page 24.)

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for a class of shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                     PORTFOLIO EXPENSE TABLE (UPDATE TO BE FILED BY AMENDMENT)

                                                                                                                     TOTAL FUND
                                                                             TOTAL ANNUAL FUND                       OPERATING
                                                                             OPERATING EXPENSES                    EXPENSES WITH
                                        MANAGEMENT      12B-1      OTHER     WITHOUT WAIVERS OR   TOTAL WAIVERS     WAIVERS AND
                 FUND                     FEES(1)       FEES      EXPENSES       REDUCTIONS       AND REDUCTIONS   REIMBURSEMENTS
--------------------------------------  -----------   ---------   --------   ------------------   --------------   --------------
AFIS Asset Allocation Fund
  (Class 2)...........................     0.44%        0.25%       0.01%           0.70%              N/A              0.70%
AFIS Blue Chip Income and Growth Fund
  (Class 2)...........................     0.50         0.25        0.01            0.76               N/A              0.76
AFIS Bond Fund (Class 2)..............     0.48         0.25        0.03            0.76               N/A              0.76
AFIS Cash Management Fund
  (Class 2)...........................     0.45         0.25        0.01            0.71               N/A              0.71
AFIS Global Discovery Fund
  (Class 2)...........................     0.58         0.25        0.03            0.86               N/A              0.86
AFIS Global Growth Fund (Class 2).....     0.66         0.25        0.04            0.95               N/A              0.95
AFIS Global Small Capitalization Fund
  (Class 2)...........................     0.80         0.25        0.06            1.11               N/A              1.11
AFIS Growth Fund (Class 2)............     0.36         0.25        0.02            0.63               N/A              0.63
AFIS Growth-Income Fund (Class 2).....     0.34         0.25        0.01            0.60               N/A              0.60
AFIS High-Yield Bond Fund
  (Class 2)...........................     0.50         0.25        0.02            0.77               N/A              0.77
AFIS International Fund (Class 2).....     0.54         0.25        0.05            0.84               N/A              0.84
AFIS New World Fund (Class 2).........     0.85         0.25        0.07            1.17               N/A              1.17
AFIS U.S. Government/AAA-Rated
  Securities Fund (Class 2)...........     0.46         0.25        0.03            0.74               N/A              0.74

------------------------------

(1) Certain of the Portfolio advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors.

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount is the amount originally chosen by the Policy Owner and is equal to the Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum specified amount is currently $250,000. Such changes will affect other aspects of your Policy. (See page 27.)

LLANY, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

                    Lincoln Life & Annuity Company of New York is a life insurance company chartered under New York law on June 6, 1996 (EIN 16-1505436). Wholly-owned by The Lincoln National Life Insurance Company ("Lincoln Life") and in turn by Lincoln National Corporation ("LNC"), a publicly held Indiana insurance holding company incorporated in 1968, it is licensed to sell life insurance and annuity contracts in New York. Its principal office is at 100 Madison Street, Suite 1860, Syracuse, NY 13202. LLANY, Lincoln Life, LNC and their affiliates comprise the "Lincoln Financial Group" which provides a variety of wealth accumulation and protection products and services.

                    Lincoln Life & Annuity Flexible Premium Variable Life Account Y for Flexible Premium Variable Life Insurance ("Account Y") is a "separate account" established on January 8, 2002, pursuant to a resolution of the Board of Directors of LLANY. Under New York law, the assets of Account Y attributable to the Policies, though LLANY's property, are not chargeable with liabilities of any other business of LLANY and are available first to satisfy LLANY's obligations under the Policies. Account Y's income, gains, and losses are credited to or charged against Account Y without regard to other income, gains, or losses of LLANY. Account Y's values and investment performance are not guaranteed. Account Y is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account Y's or LLANY's management, investment practices, or policies. LLANY has other registered separate accounts which fund its variable life insurance policies and variable annuity contracts.

                    Account Y is divided into Sub-Accounts, each of which is invested solely in the shares of one of the mutual funds or the Fixed Account available as funding vehicles under the Policies. On each Valuation Day, Net Premium Payments allocated to Account Y will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account Y are raised by selling Fund shares at net asset value.

                    The Funds are listed with their investment objectives, which they may or may not achieve. (See "FUNDS.") More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy in compliance with regulatory requirements, if in our sole discretion legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of LLANY's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of fund options available, it is possible to finetune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract", an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. (See "TAX ISSUES.") Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's ages. (See "DEATH BENEFITS.") The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs) as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see APPENDIX 1) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, an applicant should consider a number of matters. Will any commission will be paid to an agent or any other person with respect to the replacement? Are coverages and comparable values are available from the Policy, as compared to his or her existing policy? For example, the Insureds may no longer be insurable, or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. The Owner should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by LLANY.

                    A complete application identifies the prospective Insureds and provides sufficient information about them to permit LLANY to begin underwriting the risks under the Policy. We require medical history and examination of each of the Insureds. LLANY may decline to provide insurance on the lives of the Insureds or, if it agrees to provide insurance, it may place one or both Insureds into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and gender of the Insureds.

                    The applicant will select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds payable on the Second Death, the initial face amount (the Initial Specified Amount) of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See "DEATH BENEFITS.") The applicant will also indicate both the frequency and amount of Premium Payments. (See "PREMIUM FEATURES.") The applicant must also determine how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See "RIGHT-TO-EXAMINE PERIOD").

OWNERSHIP

                    The Owner is the person or persons named as Owner in the application, and on the Date of Issue will usually be identified as Owner in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insureds are the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the lives of each of the Insureds under applicable state law. The Owner may be either or both of the Insureds, or any other natural person or non-natural entity. The Owner owns and exercises the rights under the Policy prior to the Second Death.

                    The Owner is the person who is ordinarily entitled to exercise the rights under the Policy so long as either of the Insureds is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner is a person other than the last surviving Insured, and that Owner dies before the Second Death, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to LLANY.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as Beneficiary are the Beneficiaries of the Death Benefit under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to LLANY.

                    Except when LLANY has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while either of the Insureds is living. Any request for a change in the Beneficiary must be in a written form satisfactory to LLANY and submitted to LLANY. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. On recordation, the change of Beneficiary will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded.

                    If any Beneficiary dies before the Second Death, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to LLANY. If no named Beneficiary survives the Second Death, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

INSUREDS

                    There are two Insureds under the Policy. At the Date of Issue of the Policy the Owner must have an insurable interest in each of the Insureds. On the Second Death, a Death Benefit is payable under the Policy.

THE POLICY

                    The Policy is the life insurance contract described in this Prospectus. The Date of Issue is the date on which LLANY begins life insurance coverage under a Policy. A Policy Year is each twelve month period, beginning with the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, a Policy will be delivered to the Owner. The Policy sets forth the terms of the Policy, as applicable to the Owner, and should be reviewed by the Owner on receipt to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on the books and records of LLANY. Possession of the Policy does not represent ownership or the right to exercise the incidents of ownership with respect to the Policy. If the Owner loses the form of Policy, LLANY will issue a replacement on request. LLANY may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a Policy Specifications page, with supporting schedules, in which is set forth certain information applicable to the specific Policy. This information includes the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insureds, the issue Ages, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guarantee Maximum Cost of Insurance Rates.

PREMIUM FEATURES

                    The Policy permits flexible premium payments, meaning that the Owner may select the frequency and the amount of Premium Payments. After the Initial Premium Payment is paid there is no minimum premium required. The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premium (as shown in the Policy Specifications) the applicant chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.

                    Any subsequent Premium Payments (Additional Premiums) must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by LLANY. Planned Premiums may be billed with an annual, semiannual, or quarterly frequency. Pre-authorized automatic additional premium payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and LLANY's right to limit the amount or frequency of Additional Premiums.

                    LLANY may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If LLANY is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    LLANY may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a maximum of 8% up-front from each Premium Payment during the first 15 years and a maximum of 5% up-front thereafter. This amount, sometimes referred to as premium load, covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by LLANY. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    A Policy may be returned to LLANY for cancellation on or before 10 days after delivery to the Owner. This is called the Right-to-Examine Period. If the Policy is returned for cancellation within the Right-To-Examine Period, we will return any Premium Payments. However, if a Premium Payment was made by check, there may be a delay until the check clears. Any Premium Payments we receive before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and the Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account Value of less than $2,500. LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the younger Insured reaches or would have reached Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Transfer of amounts of at least $500 from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Within 30 days after each anniversary of the Date of Issue, the Owner may transfer up to the lesser of (a) 25% of the Fixed Account Value (as of the preceding anniversary of the Date of Issue) or

                    (b) $250,000 to one or more Sub-Accounts. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge, and any value remaining in a Sub-Account after a transfer must be at least $500. A $25 Fee may apply for each transfer request in excess of 12 in any Policy Year. LLANY may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless the Owner has given written authorization to LLANY to accept telephone transactions. Authorization to engage in telephone transactions and information on permitted telephone transactions may be obtained from our Administrative Office. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effected as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account or the Fixed Account to be less than $500 will result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. LLANY may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    Currently, there is no charge for Dollar Cost Averaging, but LLANY reserves the right to impose a charge.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market,
                    50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone, if adequately authenticated.

                    Currently, there is no current charge for Automatic Rebalancing, but LLANY reserves the right to impose a charge.

POLICY VALUES

                    The "Accumulation Value" is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to fund Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require additional premium payments beyond those expected to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to see if additional premium payments must be made to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    The portion of a Premium Payment remaining after the deduction for the premium load is the "Net Premium Payment". It is the Net Premium Payment that is available for allocation to the Fixed Account or the Sub-Accounts.

                    We credit a Net Premium Payment to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The "Valuation Period" is the time between Valuation Days, and a "Valuation Day" is every day on which the New York Stock Exchange is open and trading unrestricted. Accumulation Units are valued on every Valuation Day.

                    The Accumulation Value of a Policy is determined by:
                    (1) multiplying the total number of Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Accumulation Unit Value; (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    SEPARATE ACCOUNT VALUE

                    The "Separate Account Value" is the portion of the Accumulation Value attributable to the Separate Account.

                    VARIABLE ACCUMULATION UNIT VALUE

                    All or a part of a Net Premium Payment allocated to a Sub-Account is converted into Variable Accumulation Units by dividing the amount allocated to the Sub-Account by the value of the Variable Accumulation Unit for the Sub-Account calculated at the end of the Valuation Period in which it is received at the Administrative Office. The Variable Accumulation Unit value for each Sub-Account was initially established at $10.00. It may thereafter increase or decrease from one Valuation Period to the next. Allocations to Sub-Accounts are made only as of the end of a Valuation Day.

                    VARIABLE ACCUMULATION UNITS

                    A "Variable Accumulation Unit" is a unit of measure used in the calculation of the value of each Sub-Account. The Variable Accumulation Unit value will be as determined for the Valuation Period during which a Premium Payment or request for transfer is received by LLANY. The Variable Accumulation Unit value for a Sub-Account for any later Valuation Period is determined as follows:

                       1.The total value of Fund shares held in the Sub-Account
                         is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus

                       2.The liabilities of the Sub-Account at the end of the
                         Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by LLANY that LLANY determines result from the operations of the Separate Account; and

                       3.The result of (2) is divided by the number of Variable
                         Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charges imposed on a Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Sub-Account is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Separate Account. LLANY guarantees the Fixed Account Value.

                    NET ACCUMULATION VALUE

                    The Net Accumulation Value is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of the American Funds Insurance Series (AFIS). A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, investment results may vary.

                    The portfolios, their investment advisors and objectives, and the Funds within each that are available under the Policies are listed below. Additional information is available in each Funds prospectus.

                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company. (update to be filed by amendment)

                        ASSET ALLOCATION FUND (CLASS 2): The fund seeks to provide you with high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio of common stocks and other equity securities; bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).

                        BLUE CHIP INCOME AND GROWTH FUND (CLASS 2): The fund seeks to produce income substantially exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing. The fund invests primarily in common stocks of larger, more established companies in the U.S.

                        BOND FUND (CLASS 2): The fund seeks to maximize your level of current income and preserve your capital by investing primarily in bonds. The fund is designed for investors seeking income and more price stability than stocks, and capital preservation over the long-term.

                        CASH MANAGEMENT FUND (CLASS 2): The fund seeks to provide you an opportunity to earn income on your cash reserves while preserving the value of your investment and maintaining liquidity by investing in a diversified selection of high quality money market instruments.

                        GLOBAL DISCOVERY FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies in the services and information area of the global economy. Companies in there service and information area include, for example, those involved in the fields of telecommunications, computer systems and software, the Internet, broadcasting and publishing, health care, advertising, leisure, tourism, financial services, distribution and transportation. Providing you with current income is a secondary consideration.

                        GLOBAL GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located around the world. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to

                        $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

                        HIGH-YIELD BOND FUND (CLASS 2): The fund seeks to provide you with a high level of current income and secondarily capital appreciation by investing primarily in lower quality debt securities (rated Ba or BB or below by Moody's Investors Service, Inc. or Standard & Poor's Corporation), including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation.

                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        NEW WORLD FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries which have developing economies and/or markets. The fund may also invest in debt securities of issuers, including issuers of high-yield, high-risk bonds, in these countries. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        U.S. GOVERNMENT/AAA-RATED SECURITIES FUND (CLASS 2): The fund seeks to provide you with a high level of current income, as well as preserve your investment. The fund invests primarily in securities that are guaranteed by the "full faith and credit" pledge of the U.S. Government and securities that are rated AAA or Aaa by Moody's Investors Service, Inc. or Standard & Poor's Corporation or unrated but determined to be of equivalent quality.

                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Please review the Fund Prospectuses carefully.

                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments, with prior approval of the New York Insurance Department. The right to select among Funds will be limited by the terms and conditions imposed by LLANY (SEE ALLOCATION OF NET PREMIUM PAYMENTS). LLANY may make changes (including substitutions) for some or all classes of Policy Owners.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account, or if, in the judgment of LLANY, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion; LLANY may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Securities and Exchange Commission and the New York Insurance Department. Substitute funds may have higher charges than the Funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. LLANY may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    LLANY will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. LLANY will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting. To determine how many votes each policy owner is entitled to direct with respect to a fund, first LLANY will calculate the dollar amount of your account value attributable to that Fund. Second we will divide that amount by $100.00. The result is the number of votes you may direct.

                    FUND PARTICIPATION AGREEMENTS

                    In order to make the Funds available, LLANY has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, LLANY must perform certain administrative services for the Fund advisors or the distributors. For these administrative functions, LLANY may be compensated by the Fund at an annual rate of .25% of the assets attributable to the Policies.

CHARGES AND FEES

                    LLANY deducts charges in connection with the Policy to compensate it for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales related expenses we incur. LLANY may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    The nature and amount of these charges are as follows:

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a maximum of 8% up-front from each premium payment during the first 15 years and a maximum of 5% up-front thereafter. This amount, sometimes referred to as "premium load," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deduction, including the Cost of Insurance Charge and charges for supplemental riders or benefits, if any, is made from the Net Accumulation Value.

                    The Monthly Deductions are deducted proportionately from the value of each underlying investment subject to the charge. In the case of Sub-Accounts, Accumulation Units are canceled and the value of the canceled Accumulation Units is withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day starting on the Date of Issue. The Monthly Anniversary Day under the Policy is the same day of each month as the Date of Issue, provided that if there is no such date in a given month, it is the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period (Grace Period) to make a payment sufficient to cover that deduction. (See "LAPSE AND REINSTATEMENT.")

                    MONTHLY DEDUCTION

                    You will be charged a monthly maximum charge of $0.15 per $1,000 of Initial Specified Amount for the first 120 months from issue date or from the date of an increase in Specified Amount. If an increase occurs, your current insurance age will be your issue age for the new coverage. You will be charged a $10 monthly fee for administrative purposes.

                    These charges compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    If you select the Estate Tax Repeal Rider, there is a one-time administrative charge of not more than $250.

                    COST OF INSURANCE CHARGE

                    The "Cost of Insurance" charge is the portion of the Monthly Deduction designed to compensate LLANY for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age (the age of the subject person at his/ her nearest birthday), underwriting category and gender of both Insureds and the current "Net Amount at Risk" (Death Benefit minus the Accumulation Value). The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insureds age, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female); or, for unisex rates, on the 1980 CSO-B Table.

                    MORTALITY AND EXPENSE RISK CHARGE

                    LLANY deducts a daily mortality and expense risk charge as a percentage of the assets of the Separate Account. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred is issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is currently at an annual rate of 0.80%, and guaranteed not to exceed that.

                    SURRENDER CHARGES

                    A generally declining Surrender Charge will apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insureds, the number of years since the Date of Issue, and Specified Amount. The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 1 by subtracting "Surrender Value" from "Total Accumulation Value" on any chosen set of investment return assumptions.

                    The Surrender Charge under a Policy is proportional to the Specified Amount of the Policy. Expressed as a percentage of Specified Amount, it is higher for older than for younger issue ages. For example, assuming issue ages 80, the first year Surrender Charge is $37.40 per $1000 of Specified Amount. At issue ages 65 it is $25.10 per $1000 of Specified Amount, at issue ages 55 it is $13.68 per $1000 of Specified Amount, and at issue ages 25 it is $2.87 per $1000 of Specified Amount. These calculations assume both insureds are the same age. The Surrender Charge cannot exceed Policy value but may equal Policy Value, especially during the first two Policy Years. All Surrender Charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 1 for issue ages 55 and 65.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. LLANY may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount surrendered) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrenders, full or partial, may result in tax implications. (See "TAX ISSUES.")

                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the general account of LLANY, which supports insurance and annuity obligations.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    LLANY reserves the right to impose a $25 charge for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the Second Death (the death of the second of the two Insureds to die), in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $250,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page. The three Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required on the Second Death and the Owner's ability to make Premium Payments. In evaluating this decision, the applicant should consider that the greater the Net Amount at Risk, the greater the monthly deductions for the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Three different Death Benefit Options are available under the Policy. Regardless of which Death Benefit Option you choose, the Death Benefit Proceeds payable under the Policy is the greater of (a) the amount determined under the Death Benefit Option in effect on the date of the Second Death, less (in each case) any indebtedness under the Policy or
                    (b) an amount determined by LLANY equal to that required by the Internal Revenue Code to maintain the Policy as a life insurance policy, also referred to as the "Corridor Death Benefit".

                    The "Corridor Death Benefit" is the applicable percentage (the "Corridor Percentage") of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the younger Insured reaches or would have reached Age 40 and decreases in accordance with the table in Appendix 2 of this Prospectus to 100% when the younger Insured reaches or would have reached Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $250,000). If
                    Option 1 is selected, the Policy pays level Death Benefit

                    Proceeds unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance). See the effect of Partial Withdrawals Section on page 25.

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Second Death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts. See the effect of Partial Withdrawals Section on page 25.

                    Death Benefit Option 3 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor, if that Factor is elected) up to the limit shown in the Policy Specifications. Any premium paid that will cause the Death Benefit Proceeds to exceed this limit will be applied to the Policy, but will not increase the Death Benefit. The Cumulative Policy Factor, normally used in business situations, is calculated as the applicable monthly rate then used by the Internal Revenue Service (IRS) to determine the economic benefit attributable to life insurance coverage, or an alternate table permitted by the IRS, multiplied by the Specified Amount divided by 1000. If Option 3 is selected, the Death Benefit Proceeds will generally increase, depending on the amount of premium paid. See the effect of Partial Withdrawals Section on page 25.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below. The ability of the Owner to support the Policy is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted from the value of the Policy to pay the Cost of Insurance.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Owners who have a need to recover at death the amount of premiums paid should select Option 3. Under Options 1 and 3, any Surrender Value at the time of the Insured's Death will revert to Lincoln Life.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper form to the Administrative Office. The minimum amount of increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to LLANY. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the policy.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount will be reduced by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 2 to Death Benefit
                    Option 1, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    In a change from Death Benefit Option 1 to Death Benefit Option 3, the Specified Amount will remain the same. In a change from Death Benefit Option 3 to Death Benefit
                    Option 1, the Specified Amount will be increased by Accumulated Premiums (less the Cumulative Policy Factor if that Factor is elected) as of the effective date of change.

                    In a change from Death Benefit Option 2 to Death Benefit Option 3, the Specified Amount will be increased by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 3 to Death Benefit
                    Option 2, if the Accumulation Values is greater than the Accumulated Premium (less Cumulative Policy Factor if that

                    Factor elected), the Specified Amount will be reduced by the Accumulation Value less Accumulated Premium (plus Cumulative Policy Factor if that Factor is elected) as of the effective date of change; if the Accumulation Values is less than the Accumulated Premium (less the Cumulative Policy Factor if elected), the Specified Amount will be increased by the Accumulated Premium (less the Cumulative Policy Factor if that Factor is elected) less the Accumulation Value as of the effective date of change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. A $25 transaction fee (not to exceed 2% of the amount surrendered) is charged for each partial surrender. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    LLANY may at its discretion decline any request for a change between Death Benefit Options or increase in the Specified Amount. LLANY may at its discretion decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by LLANY, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 2.

NOTICE OF DEATH OF INSUREDS

                    Due Proof of Death must be furnished to LLANY at the Administrative Office as soon as reasonably practicable after the death of each Insured. Due Proof of Death must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to LLANY.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary after receipt at the Administrative Office of Due Proof of Death of both Insureds. See SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 and Option 3 will be determined as of the date of the Second Death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    SETTLEMENT OPTIONS

                    There are several ways to which the Beneficiary may receive the Death Benefit Proceeds or the Owner may choose to receive payments upon surrender of the Policy.

                    The Owner may elect a Settlement Option before the Second Death; after the Second Death, if the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect one of the Settlement Options. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                        The first Settlement Option is an annuity for the lifetime of the payee.

                        The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                        Under the third Settlement Option, LLANY makes monthly payments for a stated number of years, at least five but no more than thirty.

                        The fourth Settlement Option, provides that LLANY pays interest annually on the sum left with LLANY at a rate of at least 3% per year, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by LLANY at the time of election may also be selected.

POLICY LIQUIDITY

                    The Policy provides only limited liquidity. Subject to certain limitations, however, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    The Owner may at any time contract for Policy Loans up to an aggregate amount not to exceed 90% of the Surrender Value at the time a Policy Loan is made. It is a condition to securing a Policy Loan that the Owner execute a loan agreement and that the Policy be assigned to LLANY free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or the Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and loan interest is payable to LLANY (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    We pay interest to your Loan Account value, during the first ten Policy Years, at an annual rate equal to the interest rate you must pay on your loan, minus one percent.

                    This is the "loan spread", and we guarantee it will not exceed 2% per year for Policy Years one through ten. For the eleventh and subsequent Policy Years our current practice is to credit interest at an annual rate equal to your loan rate. We guarantee the loan spread in Policy Years eleven and thereafter will never exceed 1%.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts (including for this purpose the Fixed Account), transfers from each for loans and loan interest will be made in proportion to the assets in each such Sub-Account at that time, unless LLANY is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Second Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision. (See "LAPSE AND REINSTATEMENT.")

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time before the Second Death by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $250,000, the partial surrender will not be permitted by LLANY. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 3 is in effect, a partial surrender will reduce the Accumulated Premiums, the Death Benefit, and the Death Benefit Option 3 limit by the amount of the partial surrender. If the amount of the partial surrender exceeds the Accumulated Premiums, the Specified Amount will be reduced by the excess amount.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless LLANY is instructed otherwise in proper written form at the Administrative Office. LLANY may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, LLANY will pay you or your assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. If the owner makes a full surrender, all coverage under the Policy will automatically terminate and may not be reinstated.

                    SURRENDER VALUE

                    The Surrender Value of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 1.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any Sub-Accounts will generally be made within 7 days. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While either Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to LLANY at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as either Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    Except as provided by the No Lapse Provision, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders,
                    (4) due to indebtedness for Policy Loans, or (5) because of some combination of the foregoing factors.

                    If LLANY has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, LLANY will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to LLANY on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the Grace Period), then the policy shall terminate and all coverage under the policy shall lapse without value. If the Second Death occurs during the Grace Period, Death Benefit Proceeds will be paid, but will be reduced, in addition to any other reductions, by any unpaid Monthly Deductions. If the Second Death occurs after the Policy has lapsed, no Death Benefit Proceeds will be paid.

                    NO LAPSE PROVISION

                    This provision must be selected at the time of Policy application, and is only available with Death Benefit Options 1 and 2. This is available for no additional charge under the Policy.

                    The No Lapse Premium is the cumulative premium required to have been paid by each Monthly Anniversary Day to prevent the Policy from lapsing. There are three levels of No Lapse protection:

                    1) a guarantee to maturity (younger insured age 100), or
                    2) a guarantee for the first 20 Policy Years, or
                    3) a guarantee for the first 10 Policy Years.

                    The guarantee for your policy depends on the actual premium that you pay. If your Policy has a No Lapse Premium shown on the specifications page, this policy will not lapse if, at each Monthly Anniversary Day, the sum of all Premium Payments, less any policy loans (including any accrued loan interest) and partial surrenders is a least equal to the sum of the No Lapse Premiums (as shown in the Policy Specifications) due since the Date of Issue of the Policy. A grace period will be allotted after each Monthly Anniversary Day on which insufficient premiums have been paid. This is a separate grace period from that discussed above under Lapse of Policy, but is for the same time period, the later of
                    (a) 31 days after the date of mailing of the notice (as explained above), and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent. The payment of sufficient additional premiums during the grace period will keep the No Lapse Provision in force.

                    The No Lapse Premium for the guarantee to maturity is higher than that required for the 20 year protection, and the No Lapse Premium for the 20 year protection is higher than that required for the 10 year protection. If the sum of the premiums paid drops below the level required for the guarantee to maturity, the Policy may still be eligible for the guarantee for the first 20 Policy Years, but will no longer qualify for a guarantee to maturity. If the sum of the premiums paid drops below the level required for the guarantee for the first 20 Policy Years, the Policy may still be eligible for the guarantee for the first 10 Policy Years. If the sum of the premiums paid drops below the level required for the guarantee for the first 10 Policy Years, the No Lapse Provision will terminate. The No Lapse Provision will also terminate on the earliest of:

                    1) age 100 of the younger insured, or
                    2) at the beginning of the 11th year for the 10 year level,
                       or
                    3) at the beginning of the 21st year for the 20 year level,
                       and
                    4) if there is an increase in Specified Amount or if you
                       change your Death Benefit Option.

                    Once the No Lapse Provision terminates, it cannot be reinstated. Continuing to pay the No Lapse Premium amount beyond the termination of the No Lapse Provision does not guarantee that the Policy will not lapse.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, and assuming the No Lapse Provision does not apply, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of both insureds is furnished to LLANY and it agrees to accept the risk, (d) LLANY receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which LLANY approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following LLANY approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LLANY

                    PROPER WRITTEN FORM

                    When ever this Prospectus refers to a communication "in proper written form," it means in writing, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office. You may also send your communication by facsimile to the Administrative Office.

                    TELEPHONE TRANSACTION PRIVILEGES

                    LLANY will allow telephone transactions authorized in proper written form by you or the applicant. To effect a permitted telephone transaction, you or your authorized representative must call the Administrative Office and provide, as identification, your policy number, a requested portion of your Social Security number, and such other authenticating information as we may require. LLANY disclaims all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledge that if we do not follow these procedures, which we believe to be reasonable, we may be liable for such losses.

                    Please note that the telephone and/or facsimile may not always be available. Any telephone or facsimile, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should send your request in writing to our Administrative Office.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when both Insureds are at least Age 18 but are less than Age 85.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the initial premium has been paid and the Policy has been accepted by the Owner (1) while both Insureds are alive and
                    (2) prior to any change in the health and insurability of the Insureds as represented in the application.

                    RIGHT TO EXCHANGE THE POLICY

                    The Owner may exchange the policy for separate single life policies on each of the Insureds under any of the following circumstances; 1) a change in the Internal Revenue Code
                    (IRC) that would result in a less favorable tax treatment of the Insurance provided under the policy, 2) the Insureds are legally divorced while the policy is inforce, or 3) the Insureds' business is legally dissolved while the policy is inforce.

                    Such a policy split is subject to all of the following conditions; 1) both insureds are alive and the policy is inforce at the time of the change in circumstances noted above, 2) evidence of insurability satisfactory to Lincoln Life is furnished, unless a) the exchange is applied for within twelve months of the enactment of the change in the IRC, or b) the exchange is applied for within 24 months of the date of legal divorce with the split to become effective after twenty-four months following the date of legal divorce, 3) the amount of insurance of each new policy is not larger than one half of the Amount of Insurance then in force under the policy, 4) the premium for each new policy is determined according to Lincoln Life's rates then in effect for that policy based on each Insured's then attained age and sex, and 5) any other requirements as determined by Lincoln Life are met.

                    The new policies will not take effect until the date all such requirements are met. There will be no surrender charge under the existing policy when it is split into two new policies. However, the two new policies will incur new premium loads, surrender and other charges from the effective date.

                    MATURITY OF THE POLICY

                    If either Insured is still living on the Monthly Anniversary following the younger Insured's 100th birth date, at that point the Policy will terminate and the Owner will receive the Surrender Value.

                    INCONTESTABILITY

                    LLANY will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force for two years from the Date of Issue so long as both Insureds were alive during those two years. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date so long as both Insureds were alive during those two years.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of either of the Insureds has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                       1. is the Net Amount at Risk at the time of the Second
                          Death;
                       2. is the ratio of the monthly Cost of Insurance applied
                          in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                       3. is the Accumulation Value at the time of the Second
                          Death.

                    SUICIDE

                    If the Second Death is by suicide, while sane or insane, within two years from the Date of Issue, LLANY will upon the Second Death pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Second Death is by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will upon the Second Death pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    RIDERS

                    Riders may be offered to you which alter the benefit or charges in the Policy. The Riders offered may have tax consequences to you.

                    ESTATE TAX REPEAL RIDER

                    This Rider, if desired, must be selected at the time of application. It may be added to existing Policies, subject to state availability. Under this Rider, in the event of Estate Tax Repeal as defined below, you may elect to cancel your Policy for an amount equal to the Surrender Value of the Policy plus the applicable Surrender Charge. This amount is determined as of the date of cancellation, and no surrender charge is applied. The amount you receive is called the Cancellation Refund Amount. Any Policy loan or indebtedness that exists at the time you request cancellation of your Policy is subtracted from this Cancellation Refund Amount.

                    For purposes of this Rider, Estate Tax Repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010 or must be enacted during the calendar year 2010. The Start Date for this Rider (the date that begins the 12-month "window" for you to exercise the Rider) is the later of
                    1) January 1, 2010 or 2) the date in 2010 upon which legislation is enacted that triggers Estate Tax Repeal, but no later than December 31, 2010.

                    Upon issue, there is a one-time administrative charge of not more than $250 for this Rider.

                    This Rider terminates on the earliest of:

                    1) one year from the Start Date;
                    2) December 31, 2010, provided no Estate Tax Repeal, as
                       defined above, has been enacted;
                    3) the date you request to terminate the Rider;
                    4) termination of the Policy; or
                    5) full surrender of the Policy prior to the Start Date.

                    If the Policy lapses but is reinstated, the Rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.

TAX ISSUES

                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift, and generation skipping transfer taxes, or any state and local income, estate, and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the subaccounts, we expect that the subaccounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable.

                    If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in the your income.

                    LAST SURVIVOR CONTRACT

                    Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the

                    Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

                    Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LLANY

                    Under existing Federal income tax laws, LLANY does not pay tax on investment income and realized capital gains of the Separate Account. LLANY does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insureds grow older. Moreover, on the death of the first of the Insureds to die, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LLANY

                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 100 Madison Street, Suite 1860, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.

                                   NAME, ADDRESS AND
                              POSITION(S) WITH REGISTRANT       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            --------------------------------  ------------------------------------------
                            J. PATRICK BARRETT                Chairman and Chief Executive Officer
                            DIRECTOR                          [9/87-present] CARPAT Investments;
                            One Telergy Parkway               President, Chief Operating Officer and
                            East Syracuse, NY 13057           Director [4/98-present] Telergy,
                                                              Incorporated; Chief Executive Officer and
                                                              Director, Syracuse Executive Air Service,
                                                              Incorporated [3/89-present]; Director,
                                                              Bennington Iron Works, Incorporated
                                                              [6/89-present]; Director, Coyne Industrial
                                                              Enterprises Corporation [1998-present].
                            ROBERT D. BOND                    Vice President [5/98-present], The Lincoln
                            DIRECTOR                          National Life Insurance Company. Formerly:
                            1300 South Clinton Street         Senior Vice President [95-98], Great-West
                            Fort Wayne, IN 46801              Life Assurance Company
                            JON A. BOSCIA                     President, Chief Executive Officer and
                            DIRECTOR                          Director [1/98-present], Lincoln National
                            Centre Square                     Corporation. Formerly: President and Chief
                            West Tower                        Executive Officer [10/96-1/98], The
                            Suite 3900                        Lincoln National Life Insurance Company.
                            Philadelphia, PA 19102

                                   NAME, ADDRESS AND
                              POSITION(S) WITH REGISTRANT       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            --------------------------------  ------------------------------------------
                            JANET CHRZAN                      Chief Financial Officer and Second Vice
                            CHIEF FINANCIAL OFFICER           President [1/01-present]; Senior Vice
                            AND SECOND VICE                   President and Chief Financial Officer
                            PRESIDENT                         [4/00-present]. Formerly: Vice President
                            1300 South Clinton Street         and Treasurer [8/95-4/00], The Lincoln
                            Fort Wayne, IN 46801              National Life Insurance Company.
                            JOHN H. GOTTA                     Director, Second Vice President and
                            DIRECTOR, SECOND                  Assistant Secretary [12/99-present],
                            VICE PRESIDENT AND                Lincoln Life & Annuity Company of New
                            ASSISTANT SECRETARY               York; Chief Executive Officer of Life
                            350 Church Street                 Insurance, Executive Vice President and
                            Hartford, CT 06103                Assistant Secretary [12/99-present].
                                                              Formerly: Senior Vice President and
                                                              Assistant Secretary [4/98-12/99], Senior
                                                              Vice President [2/98-4/98], Vice President
                                                              and General Manager [1/98-2/98], The
                                                              Lincoln National Life Insurance Company;
                                                              Senior Vice President [3/96-12/97],
                                                              Connecticut General Life Insurance
                                                              Company.
                            BARBARA S. KOWALCZYK              Senior Vice President, Corporation
                            DIRECTOR                          Planning [5/94-present], Lincoln National
                            Centre Square                     Corporation.
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102
                            MARGUERITE L. LACHMAN             Principal [11/99-present], Lend Lease Real
                            DIRECTOR                          Estate Investments. Formerly: Managing
                            437 Madison Avenue,               Director [4/87-11/99], Schroeder Real
                            18th Floor                        Estate Associates.
                            New York, NY 10022
                            LOUIS G. MARCOCCIA                Senior Vice President for Business,
                            DIRECTOR                          Finance and Administrative Services,
                            Syracuse University               [1975-present], Syracuse University.
                            Syracuse, NY 13244
                            GARY W. PARKER                    Senior Vice President and Chief Product
                            DIRECTOR                          Officer [3/00-present], Vice President,
                            350 Church Street                 Product Management [7/98-3/00], The
                            Hartford, CT 06103                Lincoln National Life Insurance Company.
                                                              Formerly: Senior Vice President, Life
                                                              Products [10/97-6/98], Vice President,
                                                              Marketing Services [9/89-10/97], Life of
                                                              Virginia.
                            JOHN M. PIETRUSKI                 Chairman of the Board, Texas Biotechnology
                            DIRECTOR                          Corporation.
                            One Penn Plaza
                            Suite 3408
                            New York, NY 10119

                                   NAME, ADDRESS AND
                              POSITION(S) WITH REGISTRANT       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            --------------------------------  ------------------------------------------
                            RON J. PONDER                     Director [99-present], Lincoln National
                            DIRECTOR                          Corporation; President and Chief Executive
                            25 Airport Road                   Officer [00-present], Cap Gemini Ernst &
                            Morristown, NJ 07960              Young Telecom, Media & Networks-Americas.
                                                              Formerly: Executive Vice President,
                                                              Operations & Service [96-97], American
                                                              Telephone & Telegraph Company; President
                                                              and Chief Executive Officer [97-99], BDSI,
                                                              Incorporated.
                            MARK E. REYNOLDS                  Senior Vice President [4/01-present] The
                            DIRECTOR                          Lincoln National Life Insurance Company,
                            1300 South Clinton St.            Director [5/01-present] First Penn-Pacific
                            Fort Wayne, IN 46802              Life Insurance Company. Formerly:
                                                              Executive Vice President and Chief
                                                              Financial Officer [8/96-4/01] Cova
                                                              Financial Services.
                            LORRY J. STENSRUD                 Director, Executive Vice President and
                            PRESIDENT AND DIRECTOR            Chief Executive Officer of Annuities
                            1300 South Clinton Street         [6/00-present]; The Lincoln National Life
                            Fort Wayne, IN 46802              Insurance Company; Director,
                                                              [6/00-present], Lincoln Financial Group
                                                              Foundation, Incorporated.
                            RICHARD C. VAUGHAN                Executive Vice President and Chief
                            DIRECTOR                          Financial Officer [1/95-present], Lincoln
                            Centre Square                     National Corporation.
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

DISTRIBUTION OF POLICIES

                    LLANY intends to offer the Policy in New York. American Fund Distributors, Inc. ("AFD"), a California corporation and the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal business address of AFD is 333 S. Hope Street, 52nd Floor, Los Angeles, CA 90071 (EIN 95-2769620).

                    AFD has overall responsibility for establishing a selling plan for the Policies. Compensation by LLANY to the Principal Underwriter is separate from that paid to the selling house, the registered representative and any other selling intermediaries.

                    The Policy will be sold by individuals who, in addition to being appointed as life insurance agents for LLANY, are also registered representatives of registered broker-dealers [who may be affiliated with AFD OR LLANY] who maintain selling agreements with AFD and LLANY. Gross first year commissions paid by LLANY, including expense reimbursement allowances, on the sale of these Policies are not more than 98% of Premium Payments. Gross renewal commissions paid by LLANY will not exceed 10% of Premium Payments. In lieu of premium-based commission, LLANY may pay equivalent amounts over time based on Accumulation Value. Selling representatives are also eligible for cash bonuses and"non-cash compensation." The latter (as defined in NASD Rule 2820) is represented by such things as office space, computers, club credit, newsletters and training.

                    The selling office receives additional compensation on the first year premium and all additional premiums. In some situations, the selling office may elect to share its commission with the registered representative. Depending on particular selling arrangements there may be others who LLANY compensates for distribution activities. (For example, LLANY may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.)

                    All compensation is paid from LLANY's resources, which include sales charges made under this Policy.

CHANGES OF INVESTMENT POLICY

                    LLANY may materially change the investment policy of the Separate Account. LLANY must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the state insurance department, which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders LLANY's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by LLANY on the life of the Insureds. The Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

OTHER CONTRACTS ISSUED BY LLANY

                    LLANY from time to time offers other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of LLANY.

STATE REGULATION

                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the New York Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company. The directors, officers and employees of the Principal Underwriter are covered under blanket fidelity bonds which provide coverage of up to $25,000,000 per occurrence and $65,000,000 in the aggregate.

REPORTS TO OWNERS

                    LLANY maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Separate Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions such as: changes in Specified Amount or Death Benefit Option; transfers among Sub-Accounts; Premium Payments; loans and repayment of loans; reinstatement; and termination.

ADVERTISING

                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's,
                    Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

                    At this time, LLANY is not involved in any material litigation. From time to time, legal proceedings arise which generally are routine and in the ordinary course of business.

EXPERTS

                    The financial statements will be filed by amendment.

                    The opinion on Actuarial matters will be filed by amendment.

                    The opinion on Legal matters will be filed by amendment.

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option, and that the No-Lapse Provision is not selected.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Separate Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90% of the daily net asset value of the Separate Account. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.82% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2000.

                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.61%, 4.35% and 10.30% on a current basis, -1.70%, 4.24%
                    and 10.19% on a guaranteed basis.

                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that LLANY deducts a premium load of 8.0% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $12.50 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 in subsequent Policy Years. The charge also includes $0.09 per $1,000 of Specified Amount during the first twenty Policy Years.

                    Upon request, LLANY will furnish a comparable illustration based on the proposed insureds' ages, gender classification, smoking classification, risk classification and premium payment requested.

                    The one-time administrative charge of not more than $250 for the Estate Tax Repeal Rider is not reflected in the Illustrations.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT             DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%    GROSS 6%    GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ---------   ---------   ---------   --------   --------   ---------

          1                14,175     1,000,000   1,000,000   1,000,000    10,433     11,115      11,797
          2                29,059     1,000,000   1,000,000   1,000,000    20,588     22,598      24,692
          3                44,687     1,000,000   1,000,000   1,000,000    30,392     34,388      38,716
          4                61,096     1,000,000   1,000,000   1,000,000    39,820     46,466      53,956
          5                78,326     1,000,000   1,000,000   1,000,000    48,845     58,813      70,507

          6                96,417     1,000,000   1,000,000   1,000,000    57,432     71,402      88,467
          7               115,413     1,000,000   1,000,000   1,000,000    65,536     84,193     107,935
          8               135,359     1,000,000   1,000,000   1,000,000    73,094     97,128     129,011
          9               156,302     1,000,000   1,000,000   1,000,000    80,022    110,128     151,784
         10               178,292     1,000,000   1,000,000   1,000,000    86,222    123,097     176,352

         11               201,381     1,000,000   1,000,000   1,000,000    93,259    137,655     204,603
         12               225,625     1,000,000   1,000,000   1,000,000    99,339    152,056     235,090
         13               251,082     1,000,000   1,000,000   1,000,000   104,356    166,197     268,005
         14               277,811     1,000,000   1,000,000   1,000,000   108,205    179,978     303,587
         15               305,876     1,000,000   1,000,000   1,000,000   110,746    193,264     342,097

         20               468,710     1,000,000   1,000,000   1,000,000    95,784    245,373     592,952
         25               676,532             0   1,000,000   1,056,354         0    224,995    1,006,051
         30               941,771             0           0   1,783,597         0          0    1,698,663


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0     13,680
          2              6,908      8,918      11,012     13,680
          3             17,132     21,128      25,456     13,260
          4             27,060     33,706      41,196     12,760
          5             36,645     46,613      58,307     12,200
          6             45,712     59,682      76,747     11,720
          7             54,416     73,073      96,815     11,120
          8             63,214     87,248     119,131      9,880
          9             71,382    101,488     143,144      8,640
         10             78,822    115,697     168,952      7,400
         11             87,079    131,475     198,423      6,180
         12             94,399    147,116     230,150      4,940
         13            100,656    162,497     264,305      3,700
         14            105,745    177,518     301,127      2,460
         15            109,506    192,024     340,857      1,240
         20             95,784    245,373     592,952          0
         25                  0    224,995    1,006,051         0
         30                  0          0    1,698,663         0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT             DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%    GROSS 6%    GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ---------   ---------   ---------   --------   --------   ---------

          1                14,175     1,000,000   1,000,000   1,000,000    10,433     11,115      11,797
          2                29,059     1,000,000   1,000,000   1,000,000    20,693     22,707      24,803
          3                44,687     1,000,000   1,000,000   1,000,000    30,782     34,795      39,141
          4                61,096     1,000,000   1,000,000   1,000,000    40,700     47,402      54,946
          5                78,326     1,000,000   1,000,000   1,000,000    50,451     60,547      72,375

          6                96,417     1,000,000   1,000,000   1,000,000    60,036     74,254      91,586
          7               115,413     1,000,000   1,000,000   1,000,000    69,455     88,546     112,764
          8               135,359     1,000,000   1,000,000   1,000,000    78,710    103,445     136,110
          9               156,302     1,000,000   1,000,000   1,000,000    87,799    118,976     161,846
         10               178,292     1,000,000   1,000,000   1,000,000    96,723    135,163     190,215

         11               201,381     1,000,000   1,000,000   1,000,000   107,134    153,740     223,249
         12               225,625     1,000,000   1,000,000   1,000,000   117,339    173,087     259,652
         13               251,082     1,000,000   1,000,000   1,000,000   127,333    193,233     299,769
         14               277,811     1,000,000   1,000,000   1,000,000   137,111    214,204     343,981
         15               305,876     1,000,000   1,000,000   1,000,000   146,665    236,029     392,707

         20               468,710     1,000,000   1,000,000   1,000,000   190,819    359,617     723,928
         25               676,532     1,000,000   1,000,000   1,328,511   220,286    504,116    1,265,249
         30               941,771     1,000,000   1,000,000   2,252,080   213,377    666,407    2,144,839


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0     13,680
          2              7,013      9,027      11,123     13,680
          3             17,522     21,535      25,881     13,260
          4             27,940     34,642      42,188     12,760
          5             38,251     48,347      60,175     12,200
          6             48,316     62,534      79,866     11,720
          7             58,335     77,426     101,644     11,120
          8             68,830     93,565     126,230      9,880
          9             79,159    110,336     153,206      8,640
         10             89,323    127,763     182,815      7,400
         11            100,954    147,560     217,069      6,180
         12            112,399    168,147     254,712      4,940
         13            123,633    189,533     296,069      3,700
         14            134,651    211,744     341,521      2,460
         15            145,425    234,789     391,467      1,240
         20            190,819    359,617     723,928          0
         25            220,286    504,116    1,265,249         0
         30            213,377    666,407    2,144,839         0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT               DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST       ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR      GROSS 0%     GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ----------   ----------   ----------   --------   --------   ----------

          1                 22,575     1,000,000    1,000,000    1,000,000    17,508     18,622        19,737
          2                 46,279     1,000,000    1,000,000    1,000,000    34,005     37,302        40,734
          3                 71,168     1,000,000    1,000,000    1,000,000    49,292     55,825        62,904
          4                 97,301     1,000,000    1,000,000    1,000,000    63,250     74,053        86,243
          5                124,741     1,000,000    1,000,000    1,000,000    75,745     91,828       110,744

          6                153,553     1,000,000    1,000,000    1,000,000    86,603    108,953       136,376
          7                183,806     1,000,000    1,000,000    1,000,000    95,591    125,165       163,068
          8                215,571     1,000,000    1,000,000    1,000,000   102,382    140,108       190,684
          9                248,925     1,000,000    1,000,000    1,000,000   106,548    153,323       219,025
         10                283,946     1,000,000    1,000,000    1,000,000   107,586    164,270       247,863

         11                320,718     1,000,000    1,000,000    1,000,000   106,681    174,148       278,837
         12                359,329     1,000,000    1,000,000    1,000,000   101,494    180,626       310,157
         13                399,871     1,000,000    1,000,000    1,000,000    91,379    183,010       341,752
         14                442,439     1,000,000    1,000,000    1,000,000    75,600    180,509       373,621
         15                487,136     1,000,000    1,000,000    1,000,000    53,199    172,098       405,773

         20                746,464             0            0    1,000,000         0          0       575,481
         25              1,077,439             0            0    1,000,000         0          0       800,133
         30              1,499,857             0            0    1,373,234         0          0     1,359,638


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%     CHARGE
---------------------  --------   --------   ----------   ---------
          1                  0          0             0    25,100
          2              8,905     12,202        15,634    25,100
          3             25,232     31,765        38,844    24,060
          4             40,250     51,053        63,243    23,000
          5             53,785     69,868        88,784    21,960
          6             65,723     88,073       115,496    20,880
          7             75,751    105,325       143,228    19,840
          8             84,742    122,468       173,044    17,640
          9             91,108    137,883       203,585    15,440
         10             94,346    151,030       234,623    13,240
         11             95,661    163,128       267,817    11,020
         12             92,674    171,806       301,337     8,820
         13             84,759    176,390       335,132     6,620
         14             71,180    176,089       369,201     4,420
         15             50,999    169,898       403,573     2,200
         20                  0          0       575,481         0
         25                  0          0       800,133         0
         30                  0          0     1,359,638         0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT               DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST       ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR      GROSS 0%     GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ----------   ----------   ----------   --------   --------   ----------

          1                 22,575     1,000,000    1,000,000    1,000,000    17,508     18,622        19,737
          2                 46,279     1,000,000    1,000,000    1,000,000    34,515     37,827        41,275
          3                 71,168     1,000,000    1,000,000    1,000,000    51,028     57,641        64,800
          4                 97,301     1,000,000    1,000,000    1,000,000    67,055     78,094        90,524
          5                124,741     1,000,000    1,000,000    1,000,000    82,606     99,217       118,681

          6                153,553     1,000,000    1,000,000    1,000,000    97,689    121,044       149,533
          7                183,806     1,000,000    1,000,000    1,000,000   112,312    143,614       183,374
          8                215,571     1,000,000    1,000,000    1,000,000   126,486    166,967       220,531
          9                248,925     1,000,000    1,000,000    1,000,000   140,217    191,145       261,368
         10                283,946     1,000,000    1,000,000    1,000,000   153,515    216,197       306,293

         11                320,718     1,000,000    1,000,000    1,000,000   168,117    243,956       357,600
         12                359,329     1,000,000    1,000,000    1,000,000   182,222    272,721       414,109
         13                399,871     1,000,000    1,000,000    1,000,000   195,728    302,454       476,333
         14                442,439     1,000,000    1,000,000    1,000,000   208,459    333,059       544,822
         15                487,136     1,000,000    1,000,000    1,000,000   220,285    364,489       620,277

         20                746,464     1,000,000    1,000,000    1,196,731   259,407    533,557     1,139,744
         25              1,077,439     1,000,000    1,000,000    2,081,538   211,881    708,558     1,982,417
         30              1,499,857             0    1,000,000    3,378,845         0    925,140     3,345,391


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%     CHARGE
---------------------  --------   --------   ----------   ---------
          1                  0          0             0    25,100
          2              9,415     12,727        16,175    25,100
          3             26,968     33,581        40,740    24,060
          4             44,055     55,094        67,524    23,000
          5             60,646     77,257        96,721    21,960
          6             76,809    100,164       128,653    20,880
          7             92,472    123,774       163,534    19,840
          8            108,846    149,327       202,891    17,640
          9            124,777    175,705       245,928    15,440
         10            140,275    202,957       293,053    13,240
         11            157,097    232,936       346,580    11,020
         12            173,402    263,901       405,289     8,820
         13            189,108    295,834       469,713     6,620
         14            204,039    328,639       540,402     4,420
         15            218,085    362,289       618,077     2,200
         20            259,407    533,557     1,139,744         0
         25            211,881    708,558     1,982,417         0
         30                  0    925,140     3,345,391         0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

APPENDIX 2

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF THE YOUNGER
INSURED (NEAREST BIRTHDAY)        CORRIDOR PERCENTAGE
---------------------------       -------------------
           0-40                           250%
            41                            243
            42                            236
            43                            229
            44                            222
            45                            215
            46                            209
            47                            203
            48                            197
            49                            191
            50                            185
            51                            178
            52                            171
            53                            164
            54                            157
            55                            150
            56                            146
            57                            142
            58                            138
            59                            134
            60                            130
            61                            128
            62                            126
            63                            124
            64                            122
            65                            120
            66                            119
            67                            118
            68                            117
            69                            116
            70                            115
            71                            113
            72                            111
            73                            109
            74                            107
           75-90                          105
            91                            104
            92                            103
            93                            102
            94                            101
           95-99                          100

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                         12/31/01 STATUTORY FINANCIALS
                           (TO BE FILED BY AMENDMENT)

                                    PART II

                        FEES AND CHARGES REPRESENTATION
    Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                                  UNDERTAKING
    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

       (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.

           Please refer to Article VII Section 2 of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

       (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This Initial registration statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The Prospectus consisting of 46 pages;
       The fees and charges representation;
       The undertaking to file reports;
       Statements regarding indemnification;
       Contents of Registration Statement;
       Exhibit List;
       The signatures;
       Power of Attorney.
       Consents: (to be filed by amendment)
           Robert O. Sheppard, Esquire

           Vaughn W. Robbins, FSA
           Ernst & Young LLP, Independent Auditors

        Other Exhibits (to be filed by amendment)

    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
       (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.(2)
       (2) Not applicable.
       (3) (a) Form of Principal Underwriting Agreement - Incorporated by Reference to Exhibit 1.(3)(a) of Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (811-05164)
                (Account F-ALEB) on Form S-6, filed April 28, 1998, EXCEPT THAT the following sections are not incorporated by Reference:
                Paragraph 9, Paragraph 15, the Schedule of Commissions to Dealers and Remuneration to AFD, and Exhibit 1(3)(c).
           (b) Form of Selling Group Agreement.*
           (c) Commission Schedule for Variable Life Policies.*
       (4) Not applicable.
       (5) (a)  Form of Policy and Application.(2)
           (b) Riders.(2)
               Form of Contract LN655NY, form of Application B10409NY.(3)
       (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York.(1)
           (b) Bylaws of Lincoln Life & Annuity Company of New York.(1)
       (7) Not applicable.
       (8) Form of Fund Participation Agreement - Incorporated by Reference to Exhibit 1.(8) of Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (811-05164) (Account F) on Form S-6, filed April 28, 1998.
       (9) (a)  Form of Service Agreement Between Delaware Management
                Company, Inc., Delaware Service Company, and Lincoln National Life Insurance Company - Incorporated by Reference to the Initial Registration Statement for Reg. No. 333-40745 (811-05164) (Account F - ALEB) on Form S-6, filed November 21, 1997.
          (b) Form of Indemnification Agreement between Capital Research and Management Company and The Lincoln National Life Insurance Company - Incorporated by Reference to Exhibit 1.(9)(b) of Pre-Effective Amendment No. 1 to Registration Statement
               No. 333-40745 (811-05164) (Account F) on Form S-6, filed
               April 28, 1998.
       (10) See Exhibit 1(5).
    2.  See Exhibit 1(5).
    3.  Opinion and Consent of Robert O. Sheppard, Esq.*
    4.  Not applicable.
    5.  Not applicable.
    6.  Opinion and Consent of Vaughn W. Robbins, F.S.A.*
    7.  Consent of Ernst & Young LLP, Independent Auditors*
    8.  Not applicable.

    * To be filed by amendment

(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-38007) (811-08441) filed on October 16, 1997.

(2) Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 333-46113) (811-08651) filed on February 11, 1998.

(3) Incorporated by reference to Registration Statement From S-6 (File No. 333-33778) (811-08651) filed on March 31, 2000.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, LLANY Separate Account Y for Flexible Premium Variable Life Insurance, has caused this Initial Registration Statement on Form S-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 31st day of January 2002.

                                                       LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                                                       VARIABLE LIFE ACCOUNT Y
                                                       (Registrant)

                                                       By:              /s/ GARY W. PARKER
                                                            ------------------------------------------
                                                                          Gary W. Parker
                                                               SECOND VICE PRESIDENT AND DIRECTOR OF
                                                            LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                                                       LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                                                       (Depositor)

                                                       By:              /s/ GARY W. PARKER
                                                            ------------------------------------------
                                                                          Gary W. Parker
                                                                SECOND VICE PRESIDENT AND DIRECTOR

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Initial Registration Statement on Form S-6 has been signed below on January 31, 2002 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

               SIGNATURE                                     TITLE
               ---------                                     -----
        /s/ LORRY J. STENSRUD*
   --------------------------------           President and Director (Principal
           Lorry J. Stensrud                   Executive Officer)

                                              Second Vice President and Chief
           /s/ JANET CHRZAN*                   Financial Officer (Principal
   --------------------------------            Financial
             Janet Chrzan                      Officer and Principal
                                               Accounting Officer)

          /s/ JOHN H. GOTTA*
   --------------------------------           Second Vice President, Assistant
             John H. Gotta                     Secretary, and Director

          /s/ GARY W. PARKER*
   --------------------------------           Second Vice President and Director
            Gary W. Parker

        /s/ J. PATRICK BARRETT*
   --------------------------------           Director
          J. Patrick Barrett

          /s/ ROBERT D. BOND*
   --------------------------------           Director
            Robert D. Bond

          /s/ JON A. BOSCIA*
   --------------------------------           Director
             Jon A. Boscia

     /s/ BARBARA STEURY KOWALCZYK*
   --------------------------------           Director
       Barbara Steury Kowalczyk

    /s/ MARGUERITE LEANNE LACHMAN*
   --------------------------------           Director
       Marguerite Leanne Lachman

        /s/ LOUIS G. MARCOCCIA*
   --------------------------------           Director
          Louis G. Marcoccia

        /s/ JOHN M. PIETRUSKI*
   --------------------------------           Director
           John M. Pietruski

               SIGNATURE                                     TITLE
               ---------                                     -----
          /s/ RON J. PONDER*
   --------------------------------           Director
             Ron J. Ponder

        /s/ RICHARD C. VAUGHAN*
   --------------------------------           Director
          Richard C. Vaughan

         /s/ MARK E. REYNOLDS*
   --------------------------------           Director
           Mark E. Reynolds

                                          * By: /s/ Gary W. Parker
                                          --------------------------------------
                                          Gary W. Parker,
                                          pursuant to a Power of
                                          Attorney filed with this Initial
                                          Registration Statement.

                               POWER OF ATTORNEY

We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 or
Form N-6, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by our attorneys-in-fact to any such amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individuals for this specific purpose.

WITNESS our hands and common seal on this 9th day of August, 2001.

SIGNATURE                                     TITLE
---------                                     -----
/s/ Lorry J. Stensrud*
--------------------------------              President and Director
Lorry J. Stensrud                             (Principal Executive Officer)

                                              Second Vice President and Chief
/s/ Janet Chrzan*                             Financial Officer
--------------------------------              (Principal Financial Officer and
Janet Chrzan                                  Principal Accounting Officer)

/s/ Gary W. Parker*
--------------------------------              Second Vice President and Director
Gary W. Parker

/s/ J. Patrick Barrett*
--------------------------------              Director
J. Patrick Barrett

/s/ Robert D. Bond*
--------------------------------              Director
Robert D. Bond

/s/ Jon A. Boscia*
--------------------------------              Director
Jon A. Boscia

/s/ Barbara Steury Kowalczyk*
--------------------------------              Director
Barbara Steury Kowalczyk

/s/ Marguerite Leanne Lachman*
--------------------------------              Director
Marguerite Leanne Lachman

/s/ Louis G. Marcoccia*
--------------------------------              Director
Louis G. Marcoccia

/s/ John M. Pietruski*
--------------------------------              Director
John M. Pietruski

/s/ Ron J. Ponder*
--------------------------------              Director
Ron J. Ponder

/s/ Richard C. Vaughan*
--------------------------------              Director
Richard C. Vaughan

FOR JANET CHRZAN

STATE OF INDIANA                       )          Subscribed and sworn to before me this
                                                  9th day of August, 2001
COUNTY OF ALLEN                        )

                                                  /s/ Tina M. Drzewiecki
                                                  --------------------------------------
                                                  Notary Public
                                                  Commission Expires 12/20/08

FOR ROBERT D. BOND

STATE OF INDIANA                       )          Subscribed and sworn to before me this
                                                  9th day of August, 2001
COUNTY OF ALLEN                        )

                                                  /s/ Brenda S. Henline
                                                  --------------------------------------
                                                  Notary Public
                                                  Commission Expires 2/16/07

FOR RON J. PONDER

STATE OF NEW JERSEY                    )          Subscribed and sworn to before me this
                                                  9th day of August, 2001
COUNTY OF MORRIS                       )

                                                  /s/ Barbara Welsh
                                                  --------------------------------------
                                                  Notary Public
                                                  Commission Expires 3/5/02

                               POWER OF ATTORNEY

We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 or Form N-6, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by our attorneys-in-fact to any such amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individuals for this specific purpose.

WITNESS our hands and common seal on this 3rd day of August, 2001.

SIGNATURE                                     TITLE
---------                                     -----
/s/ John H. Gotta*
--------------------------------              Second Vice President, Assistant
John H. Gotta                                 Secretary, and Director

                               POWER OF ATTORNEY

We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 or Form N-6, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by our attorneys-in-fact to any such amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individuals for this specific purpose.

WITNESS our hands and common seal on this 22nd day of January, 2002.

SIGNATURE                                     TITLE
---------                                     -----
/s/ Mark E. Reynolds*
--------------------------------              Director
Mark E. Reynolds

STATE OF INDIANA                            SS:)SS:       Subscribed and sworn to before me
                                                          this 22nd day of January, 2002
COUNTY OF ALLEN                             )

                                                          /s/ Sharlene K. Geer
                                                          ---------------------------------
                                                          Notary Public
                                                          Commission Expires 2/29/08